SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
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SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 19)

Consolidated-Tomoka Land Co.
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(Name of Issuer)

Common Stock, par value $1.00 per share
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(Title of Class of Securities)

210226106
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(CUSIP Number)

David J. Winters
Wintergreen Advisers, LLC
333 Route 46 West, Suite 204
Mountain Lakes, New Jersey 07046
(973) 263-2600
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2008
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(Date of Event which Requires Filing of This Statement)

If the filing person  has previously filed  a statement on  Schedule 13G to report the acquisition  that is the subject of this Schedule 13D, and is filing this schedule  because of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,  and for any subsequent amendment containing  information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP No. 210226106
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Advisers, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     1,481,474

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     1,481,474

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,481,474

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.9%

14.  TYPE OF REPORTING PERSON*

     IA

CUSIP No. 210226106
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Fund, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     564,961

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     564,961

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     564,961

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14.  TYPE OF REPORTING PERSON*

     IC

CUSIP No. 210226106
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Partners Fund, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     548,788

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     548,788

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     548,788

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6%

14.  TYPE OF REPORTING PERSON*

     PN

 CUSIP No. 210226106
           ---------

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Item 1.  Security and Issuer.

     Consolidated-Tomoka Land Co. (the "Issuer"), Common Stock, par value $1.00 per share (the "Shares").
     The address of the Issuer is 1530 Cornerstone Boulevard, Suite 100
     Daytona Beach, Florida 32117.
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Item 2.  Identity and Background.

(a-c,  f) This  statement  is  being  filed by (i)  Wintergreen  Fund,  Inc,  an investment  company  registered  under the  Investment  Company Act of 1940,  as amended ("Wintergreen  Fund"),  (ii) Wintergreen Partners Fund, LP, a US Private
Investment Fund ("Wintergreen Partners") and  (iii) Wintergreen Advisers, LLC, a
Delaware limited liability company ("Wintergreen") which acts as sole investment manager  of  the  Wintergreen Fund,  Wintergreen Partners  and  other investment vehicles.  (Each  of Wintergreen Fund, Wintergreen Partners and Wintergreen  may
be referred to herein as a  "Reporting Person"  and collectively may be referred to as  "Reporting Persons").  The Managing Members of Wintergreen  are  David J.
Winters and Elizabeth N. Cohernour (the "Managing Members"),  each of which is a
citizen  of  the United States.   David J. Winters  is the portfolio manager  at
Wintergreen  and  Elizabeth  N. Cohernour  is the  chief  operating  officer  at
Wintergreen.

The  principal  business and  principal  office  address of each of the Managing
Members, Wintergreen Fund, Wintergreen Partners and Wintergreen  is 333 Route 46
West, Suite 204, Mountain Lakes, New Jersey.

     (d) None of the Managing Members or Reporting Persons have, during the last
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

     (e) None of the Reporting  Persons or the Managing Members have, during the last  five  years,  been  a  party  to  a  civil  proceeding  of a  judicial  or administrative body of competent jurisdiction and as a result of such proceeding were or are  subject  to a  judgment,  decree or final  order  enjoining  future violations  of, or prohibiting  or mandating  activities  subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof  Wintergreen may  be deemed  to beneficially own 1,481,474
Shares.

As of the date hereof Wintergreen Fund beneficially owns 564,961 Shares.

As of the date hereof Wintergreen Partners beneficially owns 548,788 Shares.

The source of funds used to  purchase  the  securities  reported  herein was the working capital of Wintergreen  Fund, Wintergreen Partners and other  investment vehicles  managed by Wintergreen.  The  aggregate  funds  used by the  Reporting
Persons to make the purchases was approximately $90.9 million.

No borrowed  funds were used to purchase  the  Shares,  other than any  borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.  Purpose of Transaction.

Advisory clients of Wintergreen are the beneficial owners of approximately 25.9%
of the  Issuer's common stock.  Wintergreen  has initiated  discussions with the
Issuer  on  maximizing  the value  of  the  Daytona properties,  through  direct development or partnerships.  Wintergreen intends to continue its dialogue with, and to take an active interest in,  the Issuer  to encourage  strategic focus on the Volusia county properties.  To this end, Wintergreen from time to time, will communicate with  the Issuer  and  other holders of Common Stock  regarding such matters.

On December 31,  2008,  Wintergreen  filed an  application  for a court  ordered
Inspection  of records of the Issuer (the  "December 31  Application")  with the
Volusia County Circuit Court in Florida.  The purposes of this inspection are to determine  whether the affairs of the Issuer are being properly  administered by the  Issuer's  corporate  officers  and to  ascertain  the value of the Issuer's
stock.A copy of the December 31 Application is attached  hereto as Exhibit B and incorporated herein by reference.
Wintergreen may in the future purchase  additional  Shares or dispose of some or
all  of  such  Shares  in  open-market   transactions  or  privately  negotiated
transactions.  Wintergreen  does not currently  have any plans or proposals that would result  in any of the actions  described in paragraphs  (b) through (j) of
Item 4 of the instructions to Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date  hereof,  Wintergreen  may be deemed to be the  beneficial owner of 1,481,474 Shares, constituting 25.9% of the Shares of the Issuer, based upon 5,727,515 Shares outstanding as of the date of this filing.

     Wintergreen has  the sole power to vote or  direct  the  vote of  1,481,474
Shares;  has the shared  power to vote or direct the vote of 0 Shares;  has sole power to dispose or direct the disposition  of 1,481,474 Shares;  and has shared power to dispose or direct the disposition of 0 Shares.

Wintergreen  specifically  disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a,  b) As of the  date  hereof,  Wintergreen  Fund is the  beneficial  owner of
564,961  Shares (1), constituting  9.9% of the Shares of the Issuer,  based upon
5,727,515 Shares outstanding as of the date of this filing.

     Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares;
has the  shared  power to vote or direct the vote of  564,961  Shares;  has sole power to dispose or direct the disposition of 0 Shares;  and has shared power to dispose or direct the disposition of 564,961 Shares.

(1)  Wintergreen  Fund has  delegated all of its authority to vote or dispose of the Shares to Wintergreen, its investment manager.

(a,  b) As of the date hereof,  Wintergreen  Partners is the beneficial owner of
548,788  Shares (1), constituting  9.6% of the Shares of the Issuer,  based upon
5,727,515 Shares outstanding as of the date of this filing.

     Wintergreen Partners  has the sole power  to vote or  direct the vote  of 0
Shares;  has the shared power to vote or direct the vote of 548,788 Shares;  has sole power  to dispose or  direct the disposition  of 0 Shares;  and  has shared power to dispose or direct the disposition of 548,788 Shares.

(1)  Wintergreen Partners  has delegated all of its authority to vote or dispose of the Shares to Wintergreen, its investment manager.

     (c) Wintergreen  caused its advisory clients to effect  transactions in the
Shares during the past 60 days as set forth below:

   DATE              TYPE                NO OF SHARES      PRICE/SHARE
   ----              ----                -----------      ----------

     (d) Inapplicable.

     (e) Inapplicable.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.

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Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: December 31 Application

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Wintergreen Advisers, LLC
By: David J. Winters, Managing Member.

/s/ David J. Winters
______________________________________

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________

Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________
January 12, 2009

Attention.  Intentional  misstatements  or omissions of fact constitute  federal criminal violations (see 18 U.S.C. 1001).

                                                                Exhibit A

                                    AGREEMENT
The undersigned agree that this Amendment No 19 to Schedule 13D dated January 12,
2009, relating to the Common  Stock,  par value $1.00 per share of Consolidated-
Tomoka Land Co. shall be filed on behalf of the undersigned.

Wintergreen Advisers, LLC.
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________

Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________
January 12, 2009

SK 25133 0011 954322